UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  ICHOR CORP

Title of Class of Securities:  Common Stock

CUSIP Number:  693286106

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                      Anthony J. Pace
               981 Madison Avenue, 2nd Floor
                 New York, New York  10021

  (Date of Event which Requires Filing of this Statement)

                        May 8, 1997

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.     693286106

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Anthony J. Pace


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power

         53,050


8.   Shared Voting Power

         15,500


9.  Sole Dispositive Power

         53,050


10. Shared Dispositive Power

         15,500





11. Aggregate Amount Beneficially Owned by Each Reporting Person

         68,550


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         1.40%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer

         This statement relates to shares of voting common

stock (the "Common Stock") of Ichor Corp* ("Ichor").

Ichor's principal executive office is located at 300 Oxford

Drive, Monroeville, Pennsylvania 15146.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Pace is deemed to

beneficially own 68,550 shares of Ichor's Common Stock.  All

68,550 shares are held by Mr. Pace or by the Accounts over

which Mr. Pace has investment discretion.  The shares were

purchased in open market transactions for an aggregate cost

of $407,721.76.  The funds for the purchase of the Common

Stock held in the Accounts over which Mr. Pace has

investment discretion have come from each account's own

funds.  The funds for the purchase of Common Stock held by

Mr. Pace came from his own funds.  Leverage was not used to

purchase shares of Ichor's Common Stock.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Pace is deemed to be the

beneficial owner of 68,550 shares of Ichor's Common Stock.

__________________

*  Formerly named PDG Remediation Inc.




Based on Ichor's most recent Form 10-Q filing, there are

believed to be 4,907,520 shares of Ichor's Common Stock

outstanding.  Therefore, Mr. Pace beneficially owns 1.40% of

Ichor's outstanding shares of Common Stock.  Mr. Pace has

the shared power to vote, direct the vote, dispose of or

direct the disposition of 15,500 of the shares of Ichor's

Common Stock that he currently is deemed to beneficially

own.  Mr. Pace has the sole power to vote, direct the vote,

dispose of or direct the disposition of 53,050 of the shares of Ichor's Common Stock that he currently is deemed to

beneficially own.  Mr. Pace ceased to beneficially own more

than 5% of Ichor's Common Stock on May 8, 1997.**

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the Common Stock of Ichor that were

effected by the reporting person since the most recent

filing on Schedule 13D.



______________

**  Date could not be confirmed with company management.




         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.




                             /s/ Anthony J. Pace
                             Anthony J. Pace


April 28, 1998





































64825000.AC9






                                                   EXHIBIT A


                   Daily Transactions -
                       Common Stock


Trade Date      Number of Shares        Price Per Share
                - Purchased or (Sold)   (without commission)

4/27/98         (5,000)                 $1.565
4/21/98         (5,000)                 1.565
4/6/98          (8,000)                 1.959
4/3/98          (7,000)                 1.67
3/31/98         (2,200)                 1.545
3/25/98         (2,550)                 1.545
3/25/98         (450)                   1.54
3/17/98         (2,000)                 1.525
2/10/98         (1,000)                 1.505
2/2/98          (1,400)                 1.505
1/28/98         (3,000)                 1.505
1/23/98         (4,300)                 1.505
1/16/98         (2,000)                 1.505
1/2/98          (5,200)                 1.46
12/31/97        (4,000)                 1.46
12/30/97        (750)                   1.545
12/30/97        (13,000)                1.545
12/30/97        (500)                   1.546
12/30/97        (400)                   1.543
12/30/96        (3,000)                 1.607
12/30/96        (2,000)                 1.575
12/26/96        (5,000)                 1.38
12/18/96        65,200                  (1.00)
12/18/96        (65,200)                0.94
7/30/96         (2,600)                 0.914
7/30/96         2,600                   (0.937)
3/19/96         2,600                   (1.25)
3/19/96         (2,600)                 1.223
















64825000.AC9